VF 6-5-03



SE 03054350 OMMISSION

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 33746 |



PROCESSING
RECEIVED
MAY 27 2003
SECTION


FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 4/1/02 (MM/DD/YY) AND ENDING 3/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 Avenue B, Suite G
(No. and Street)

Lake Oswego, Oregon 97034
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward B. Haessler 503/699-0618
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON & LIEBSWAGER, P.C.
(Name - *if individual, state last, first, middle name*)

15405 SW. 116th Avenue, Suite 105 King City, Oregon 97224
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Edward B. Haessler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E. Barnes & Company dba Pacific Investment Securities Corp., as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
MILDRED M DONAHUE
NOTARY PUBLIC-OREGON
COMMISSION NO. 323955
MY COMMISSION EXPIRES JUN. 14, 2003


Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Report of independent certified public accountants on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

**INDEPENDENT PUBLIC ACCOUNTANT** whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

MORRISON & LIEBSWAGER, PC. 70

| ADDRESS | Number and Street | City | State | Zip Code |
|---|---|---|---|---|
| | 15405 SW. 116th Avenue, Suite 105 | King City, | Oregon | 97224 |
| | 71 | 72 | 73 | 74 |

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

| WORK LOCATION | REPORT DATE MM/DD/YY | DOC. SEQ. NO. | CARD | | | |
|---|---|---|---|---|---|---|
| 50 | 51 | 52 | 53 | | | |




SEC MAIL PROCESSING
RECEIVED
MAY 27 2003
WASH, D.C.
187
SECTION

# E. BARNES & COMPANY
# dba PACIFIC INVESTMENT SECURITIES CORP.

Annual Audited Report

For The Years Ended March 31, 2003 and 2002

**MORRISON & LIEBSWAGER, P.C.**
**CERTIFIED PUBLIC ACCOUNTANTS**
**15405 S.W. 116TH AVENUE**
**SUITE 105**
**KING CITY, OREGON 97224**
**503/624-0940**



## CONTENTS

Morrison & Liebswager, P.C.
Certified Public Accountants
15405 SW 116th Avenue, Suite 105
King City, OR 97224
Bruce J. Morrison Duane G. Liebswager

**REPORT OF INDEPENDENT AUDITORS**

To the Board of Directors
E. Barnes & Company
dba Pacific Investment Securities Corp.

We have audited the accompanying statements of financial condition of E. Barnes & Company dba Pacific Investment Securities Corp. as of March 31, 2003 and 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. Barnes & Company dba Pacific Investment Securities Corp. as of March 31, 2003 and 2002, and results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Morrison & Liebswager, P.C.

Morrison & Liebswager, P.C.
Certified Public Accountants

May 9, 2003



Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

**E. BARNES & COMPANY**
**dba PACIFIC INVESTMENT SECURITIES CORP.**
**STATEMENTS OF FINANCIAL CONDITION**

| | AS OF MARCH 31, | |
|---|---|---|
| | **2003** | **2002** |
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash | $ 8,402 | $ 8,322 |
| Accounts receivable | 2,293 | 5,843 |
| Total current assets | 10,695 | 14,165 |
| EQUIPMENT – net of accumulated depreciation of $8,897 and $6,606 respectively | 2,559 | 4,849 |
| Total Assets | $13,254 | $19,014 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| CURRENT LIABILITIES | | |
| Bank overdraft | $ 54 | $ 74 |
| Accounts payable | 1,350 | 1,988 |
| Income taxes payable | 0 | 10 |
| Total current liabilities | 1,404 | 2,072 |
| STOCKHOLDER'S EQUITY | | |
| Common stock; $.01 par value: 250,000 shares authorized, 75 shares issued and outstanding | 1 | 1 |
| Preferred stock; $.10 par value: 25,000 shares authorized, 0 shares issued and outstanding | 0 | 0 |
| Additional paid in capital | 7,499 | 7,499 |
| Retained earnings | 4,350 | 9,442 |
| Total stockholder's equity | 11,850 | 16,942 |
| Total Liabilities and Stockholder's Equity | $13,254 | $21,082 |

See accompanying notes and accountants' audit report.

**E. BARNES & COMPANY**
**dba PACIFIC INVESTMENT SECURITIES CORP.**
**STATEMENTS OF INCOME**

| | FOR THE YEARS ENDED MARCH 31, | |
|---|---|---|
| | 2003 | 2002 |
| REVENUE | | |
| Commissions earned and trading profit | $60,805 | $69,262 |
| Interest | 80 | 294 |
| Total revenue | 60,885 | 69,556 |
| OPERATING EXPENSES | | |
| Commissions expense | 6,736 | 7,095 |
| Rent and parking | 12,833 | 11,364 |
| Quotation Service | 8,189 | 10,083 |
| Regulatory fees | 1,553 | 781 |
| Taxes and licenses | 0 | 24 |
| Office supplies, printing and postage | 11,532 | 14,007 |
| Telephone | 5,050 | 5,730 |
| Professional services | 6,896 | 5,155 |
| Insurance | 7,052 | 10,680 |
| Advertising and promotion | 3,845 | 2,078 |
| Depreciation | 2,291 | 2,218 |
| Total operating expenses | 65,977 | 69,215 |
| Income from operations | ( 5,092) | 341 |
| Income tax expense/benefit | 0 | 10 |
| Net income | ($5,092) | $ 331 |

See accompanying notes and accountants' audit report.

**E. BARNES & COMPANY**
**dba PACIFIC INVESTMENT SECURITIES CORP.**
**STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY**
**For the Years Ended March 31, 2003 and 2002**

| | Common Stock | Additional Paid In Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| Balances at March 31, 2001 | $ 1 | $ 7,499 | $ 9,111 | $16,611 |
| Net income year ended March 31, 2002 | | | 331 | 331 |
| Balances at March 31, 2002 | 1 | 7,499 | 9,442 | 16,942 |
| Net income (loss) year ended March 31, 2003 | | | ( 5,092) | ( 5,092) |
| Balances at March 31, 2003 | $ 1 | $ 7,499 | $ 4,350 | $11,850 |

See accompanying notes and accountants' audit report.

**E. BARNES & COMPANY**
**dba PACIFIC INVESTMENT SECURITIES CORP.**
**STATEMENTS OF CASH FLOWS**

| | FOR THE YEARS ENDED MARCH 31, | |
|---|---|---|
| | **2003** | **2002** |
| Increase (Decrease) in Cash and Cash Equivalents | | |
| Cash Flows From Operating Activities: | | |
| Commissions received | $64,355 | $68,439 |
| Interest income | 80 | 294 |
| Income taxes paid (refunded) | 0 | 937 |
| Cash paid to suppliers and employees | (64,355) | (69,406) |
| Net cash provided by operating activities | 80 | 264 |
| Net increase, (decrease) in cash and cash equivalents | 80 | 264 |
| Cash and cash equivalents at beginning of year | 8,322 | 8,058 |
| Cash and cash equivalents at end of year | $ 8,402 | $ 8,322 |

Reconciliation of net income to net cash provided by operating activities:

| | 2003 | 2002 |
|---|---|---|
| Net income | ($ 5,092) | $ 331 |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Depreciation | 2,291 | 2,218 |
| (Increase) Decrease in accounts receivable | 3,550 | ( 823) |
| (Increase) Decrease in income tax receivable | 0 | 937 |
| Increase (Decrease) in accrued payable and bank overdraft | ( 669) | ( 2,399) |
| Total adjustments | 5,172 | ( 67) |
| Net cash provided by operating activities | $ 80 | $ 264 |

DISCLOSURE OF ACCOUNTING POLICY:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash in banks and cash at Larkin Clearing.

See accompanying notes and accountants' audit report.

**E. BARNES & COMPANY**
**dba PACIFIC INVESTMENT SECURITIES CORP.**
**NOTES TO FINANCIAL STATEMENTS**
**March 31, 2003 and 2002**

## 1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

E. Barnes & Company, an Oregon securities brokerage firm with offices in Lake Oswego, Oregon, was incorporated on February 15, 1985.

The Company records securities transactions and related commission revenue and expense on a settlement date basis through an "introduced" customer transaction relationship with a San Francisco Securities brokerage firm. The Company is exempt from the reserve requirements under SEC Rule 15C3-3(K)2B, since it does not handle or carry customer securities and cash.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

A. Revenue Recognition

Security transactions and related revenue are recorded on a settlement date basis, generally, the third business day following the transaction date.

Revenue in these financial statements are recorded net of clearing charges.

B. Receivables

Receivables consist of commissions receivable from broker or dealers and are considered fully collectible.

C. Securities

Marketable securities are valued at market value and the resulting difference between cost and market is included in income.

D. Equipment

Equipment is stated at cost. Depreciation is computed using the straight-line method over 5 years for financial reporting purposes and amounted to $2,291 and $2,218 for fiscal years ended March 31, 2003 and 2002. For income tax purposes, depreciation is computed under the modified accelerated cost recovery system.

**E. BARNES & COMPANY**
**dba PACIFIC INVESTMENT SECURITIES CORP.**
**NOTES TO FINANCIAL STATEMENTS**
**March 31, 2003 and 2002**

## 1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

F. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 2. NET CAPITAL

Pursuant to Rule 15C 3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. At March 31, 2003 and 2002, the Company had net capital and net capital requirements of $9,291 and $5,000, $12,093 and $5,000 respectively. The Company's net capital ratio was .152 to 1 and .172 to 1, respectively for those fiscal years.

## 3. RENT

The Company operates its office on a month to month basis with an annual agreed lease amount. Total rent paid for the years ended March 31, 2003 and 2002, was $12,183 and $11,364 respectively. The Company received $6000 sub rents during the year ended March 31, 2003.

## 4. INCOME TAXES

The Company at March 31, 2003 has a federal tax loss carryforward of $5,197 and a state tax loss carryforward of $16,708 starting to expire in fiscal year 2010. The deferred tax benefit from these carryforwards has not been recognized as an asset in these financial statements.

The provision for income taxes consist of the following:

| | 2003 | 2002 |
|---|---|---|
| Current taxes | | |
| Federal | $ 0 | $ 0 |
| State | 0 | 10 |
| | $ 0 | $10 |

# Morrison & Liebswager, P.C.
# Certified Public Accountants

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison

Duane G. Liebswager


Report of Independent Auditors
on Supplemental Information Required by SEC Rule 17a-5

Board of Directors
E. Barnes & Company
dba Pacific Investment Securities Corp.

Our audit of the basic financial statements presented in the preceding section of this report was made for the purpose of forming an opinion on such financial statements taken as a whole. The information contained in Schedules 1 and 2 on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, and is supplement information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison & Liebswager, P.C.

Morrison & Liebswager, P.C.
Certified Public Accountants

May 9, 2003



Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

SUPPLEMENTARY INFORMATION

PURSUANT TO Rule 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

**E. BARNES & COMPANY**
**dba PACIFIC INVESTMENT SECURITIES CORP.**
**SCHEDULE 1**

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA
FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Years Ended March 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| Stockholders' equity from statement of financial condition | $11,850 | $16,942 |
| Deductions and/or charges | | |
| Non-allowable assets: | | |
| Equipment | 2,559 | 4,849 |
| Net Capital | $ 9,291 | $12,093 |
| Computation of net capital requirement | | |
| Minimum net capital required | $ 94 | $ 138 |
| Minimum dollar net capital requirement | $ 5,000 | $ 5,000 |
| Excess net capital | $ 4,291 | $ 7,093 |
| Excess net capital at 1000% | $ 9,151 | $11,886 |
| Aggregate Indebtedness | | |
| Items included from statement of financial condition: | | |
| Accounts payable and accrued liabilities | $ 1,404 | $ 2,072 |
| Total aggregate indebtedness | $ 1,404 | $ 2,072 |
| Ratio: Aggregate indebtedness to net capital | .152 to 1. | .172 to 1. |

**E. BARNES & COMPANY**
**dba PACIFIC INVESTMENT SECURITIES CORP.**
**SCHEDULE 2**

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA
FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For Years Ended March 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| NET CAPITAL | | |
| Net capital as of March 31, per unaudited report filed by respondent | $9,434 | $12,092 |
| Adjustments | | |
| Rounding | 0 | 1 |
| Decrease in commissions receivable | ( 143) | 0 |
| Net capital at March 31, as adjusted | $9,291 | $12,093 |
| AGGREGATE INDEBTEDNESS | | |
| Total aggregate indebtedness as of March 31, per unaudited report filed by respondent | $1,404 | $ 1,999 |
| Increase in payables | 0 | 73 |
| Total aggregate indebtedness as of March 31, as adjusted | $1,404 | $ 2,072 |

# Morrison & Liebswager, P.C.
# Certified Public Accountants

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison

Duane G. Liebswager


**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5**

To the Board of Directors
E. Barnes & Company
dba Pacific Investment Securities Corp.
Lake Oswego, Oregon

In planning and performing our audit of the financial statements of E. Barnes & Company dba Pacific Investment Securities Corp. for the years ended March 31, 2003 and 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by E. Barnes & Company dba Pacific Investment Securities Corp. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and the reserve required by rule 15c3-3 (e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve system; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mention objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with



Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design of operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003 and 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Morrison & Liebswager, P.C.

Morrison & Liebswager, P.C.
Certified Public Accountants

May 9, 2003